United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Daniel L. Gordon, Division of Corporation Finance
Telephone Number: (202) 551-3486

Re:	Terra Nova Financial Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 30, 2010 Form 10-Q for Quarterly Period Ended March 31, 2010 Filed May 14, 2010 File No. 000-24057

Dear Mr. Gordon:

          Terra Nova Financial Group, Inc. ("Terra Nova") has reviewed your comments and below have detailed each comment followed by our a response along with any additional requested information.

Form 10-K for the Fiscal year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and capital resources, page 28

1. We note that during the year ended December 31, 2009 your Net cash used in operations was over $5 million, and as of December 31, 2009, your unrestricted cash balance was $1.9 million. You state in your discussion of liquidity that you expect that your current cash, cash equivalents cash balances, your credit amounts available through your credit lines, along with your cash flows from operations will be sufficient to meet you working capital and other requirements for the foreseeable future. Pease revise your discussion beginning in the second quarter Form 10-Q to provide a more in-depth, quantitative where possible, analysis of your liquidity position, your anticipated liquidity needs over the next twelve months, and your available sources of liquidity. In your response to us, and in your disclosure in future filings, please address the significant increase in Receivables from brokers, dealers and clearing organizations over the past few quarters, detailing the reasons for the increase, and if you anticipate this trend to continue.

          Terra Nova:

          In our future filings, we will provide a more in-depth, quantitative where possible, analysis of our liquidity position, our anticipated liquidity needs over the next twelve months, and our available sources of liquidity.

          We generally finance our operating liquidity and capital needs through the use of funds generated from operations. To support our self-clearing activities, we have an unsecured, uncommitted credit facility with each of US Bank and JP Morgan Chase for $20 million, which are callable on demand. We anticipate that the credit facility will only be used occasionally, addressing potential timing issues with the flow of customer funds, and will only be used to facilitate transactions for which customers already have sufficient funds in brokerage accounts. We used the US Bank facility fewer than ten times in 2010, and have not utilized the JP Morgan Chase facility in 2010. As of March 31, 2010, there was no balance outstanding on these credit facilities. Cash and cash equivalents were $2.6 million at March 31, 2010 and approximately $4.2 million at June 30, 2010. In addition, we anticipate that our net cash used in operations will decrease in 2010 due to the closing of two of our subsidiaries and reduction in work force.

          As a self-clearing broker dealer, we commit significant capital to operate our clearing business in the form of clearing deposits with Depository Trust & Clearing Corporation, Options Clearing Corporation ("OCC"), and the National Securities Clearing Corporation. Additionally, as a clearing firm, we have custody of our clients' assets that are reflected on our balance sheet. Such assets change daily and a large percentage of the change in the balance sheet accounts reflects the changes in client assets. Given the movement of our assets, we believe that a better gauge of our financial strength is our excess net capital, which is disclosed in Note 13 of our Form 10-K for the year ended 2009. As of June 30, 2010, our excess net capital was approximately $8.5 million. Our excess net capital is available for operations if needed. Moreover, our cash balance on any given day may not reflect our liquidity on an average basis.

          Based on our historical results, management's experience, our current business strategy, including the sale of our operating subsidiary and the closing of our self-clearing operations, and current cash flows, we believe that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next 12 months. Even if the sale were not to occur and if we did not close our self-clearing operations, we believe our cash flows from operations and existing cash resources are sufficient to meet our anticipated working capital and capital expenditure requirements for the next 12 months.

          The steady increase in receivables from brokers, dealers and clearing organizations since December 31, 2008 is primarily attributable to an increase in our OCC margin requirement driven by more activity by our clients in the options market. The OCC margin requirement is primarily funded with short term treasury bills pledged by the individual client generating the option trade. The increase in such receivables is therefore primarily tied to the activity level of our customers, which in turn is often tied to the volatility of the market. A second factor increasing the receivable from brokers, dealers and clearing organizations is our stock borrow balance. This is where our clients are selling short securities and we are pledging the short proceeds as collateral. Our clients increased their short positions significantly during 2009.

          We do not, however, consider this a long-term trend going forward, as we are in the process of selling our only operating subsidiary, Terra Nova Financial, LLC. In addition Terra Nova Financial, LLC is also in the process of converting from a self-clearing firm to a fully-disclosed broker dealer at Penson Financial. Going fully-disclosed will free the capital that is pledged as clearing deposits with clearing organizations, which amounts were approximately $12 million as of June 30, 2010. We currently are on schedule to fully convert to Penson Financial in the fourth quarter of 2010, at which time a significant amount of the encumbered capital will be able to be utilized for other operating needs, as determined by management and our board of directors.

Consolidated Financial Statements

Note 9 - Commitments and Contingencies, page F-15

2. We note your disclosure beginning on page F-16 regarding the various litigation matters to which the company is exposed. We also note that in the majority of these situations, you have not disclosed either.

(i) the possible loss or range of loss; or

(ii) a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

          Terra Nova:

           We hereby advise the Staff that we had recorded an aggregate accrual of $140,000 relating to our outstanding legal proceedings and regulatory claims as of March 31, 2010. We do not believe that disclosure of the nature or amount of the aggregate accrual with respect to these matters, or any component thereof, is necessary for our financial statements not to be misleading in accordance with ASC 450-20.

           In future filings we will provide disclosure with respect to our aggregate accrual for legal and regulatory matters and the range of reasonably possible additional losses consistent with the following:

           "We accrue for litigation matters and regulatory claims when losses become probable and reasonably estimable. We have recorded an aggregate accrual of approximately $140,000 relating to our outstanding legal matters and regulatory claims as of March 31, 2010. As of the end of each applicable reporting period, we review each outstanding matter and, where it is probable that a liability has been incurred, we accrue for all probable and reasonably estimable losses. Where we are able to reasonably estimate a range of losses we may incur with respect to such a matter, we record an accrual for the amount within the range that constitutes our best estimate. If we are able to reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we determine that an additional loss is probable but not estimable, we provide footnote disclosure to that effect."

           In addition, in future filings, if any one litigation or other contingent liability has a reasonable possibility of loss in excess of the amount accrued, and the amount of such excess is material, we will separately disclose this range of loss in accordance with generally accepted accounting principles.

           With respect to disclosed litigation matters which are determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, in future filings we will disclose an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.

           In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We want to conclude by thanking you for your review process in our complying with applicable financial statement disclosure requirements.

If you have any questions regarding our comments please contact me at (312) 827-3663.

Date: July 29, 2010	/s/ Murrey Wanstrath Name: Murrey Wanstrath Title: Chief Financial Officer